Exhibit 99.2

Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		September 30, 2021	December 31, 2020
in CHF thousands	Note

Assets

Property, plant and equipment		8,448	9,387
Intangible assets		265	347
Total non-current assets		8,713	9,734

Short-term time deposits		71,348	40,000
Prepaid expenses and accrued income	5.5	7,816	1,254
Trade and other receivables		5,582	2,837
Cash and cash equivalents		82,905	133,721
Total current assets		167,651	177,812

Total assets		176,364	187,546

Shareholders' equity and liabilities
Share capital	5.6	3,228	2,915
Additional paid-in capital	5.6	353,710	299,479
Cumulative losses		(232,512)	(195,174)
Total shareholders' equity		124,426	107,220

Contract liability	5.4	1,112	2,939
Lease liability		5,148	6,039
Employee benefits	5.11	5,994	13,678
Total non-current liabilities		12,254	22,656

Trade and other payables		3,798	5,825
Accrued expenses		8,963	7,718
Contract liability	5.4	25,737	42,948
Lease liability		1,186	1,179
Total current liabilities		39,684	57,670
Total liabilities		51,938	80,326

Total shareholders' equity and liabilities		176,364	187,546

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of comprehensive loss for the 9 months ended September 30,		2021	2020
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	7,555	7,799
Other income	5.2	395	—
Total revenues and other income		7,950	7,799

Operating expenses
Research and development expenses		(43,263)	(37,906)
Selling, general and administrative expenses		(12,317)	(8,156)
Total operating expenses	5.3	(55,580)	(46,062)

Operating result		(47,630)	(38,263)

Financial income	5.9	2,204	369
Financial expenses	5.9	(450)	(3,314)
Net finance result		1,754	(2,945)

Result before income taxes		(45,876)	(41,208)

Income taxes	5.10	—	11
Net result, attributable to shareholders		(45,876)	(41,197)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.11	8,535	(1,714)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		3	(18)

Other comprehensive result, net of tax		8,538	(1,732)

Total comprehensive result, attributable to shareholders		(37,338)	(42,929)

Basic and diluted net result per share	5.12	(1.50)	(1.74)

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of comprehensive loss for the 3 months ended September 30,		2021	2020
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	3,527	283
Other income	5.2	6	—
Total revenues and other income		3,533	283

Operating expenses
Research and development expenses		(11,682)	(12,765)
Selling, general and administrative expenses		(4,688)	(2,689)
Total operating expenses	5.3	(16,370)	(15,454)

Operating result		(12,837)	(15,171)

Financial income	5.9	659	36
Financial expenses	5.9	(131)	(1,338)
Net finance result		528	(1,302)

Result before income taxes		(12,309)	(16,473)

Income taxes	5.10	—	24
Net result, attributable to shareholders		(12,309)	(16,449)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.11	2,008	(1,654)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		—	(3)

Other comprehensive result, net of tax		2,008	(1,657)

Total comprehensive result, attributable to shareholders		(10,301)	(18,106)

Basic and diluted net result per share	5.12	(0.38)	(0.60)

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim cash flow statement for the 9 months ended September 30,	2021	2020
in CHF thousands

Net result attributable to shareholders	(45,876)	(41,197)
Adjustments for:
Depreciation and amortization	1,939	2,187
Share-based compensation costs	2,854	2,012
Change in employee benefits	851	945
Income tax	—	(11)
Financial income	(2,204)	(369)
Financial expenses	450	3,314
Changes in working capital:
Change in prepaid expenses and accrued income	(6,540)	1,082
Change in trade and other receivables	(2,704)	126
Change in trade and other payables	(2,033)	2,435
Change in contract liability	(19,038)	(799)
Change in accrued expenses	1,289	(1,001)
Exchange gain/(loss) on working capital positions	(117)	7
Interest paid	(488)	(57)
Other financial expense	(5)	(7)
Net cash used in operating activities	(71,622)	(31,333)

Proceeds from investments in short term time deposits	49,292	36,192
Investments in short term time deposits	(80,640)	(73,402)
Acquisition of property, plant and equipment	(682)	(1,179)
Acquisition of intangible assets	(236)	(179)
Interest received	35	558
Net cash used in investing activities	(32,231)	(38,010)

Proceeds from issuance of new shares, net of transaction costs	51,493	74,118
Proceeds from exercise of stock options, net of transaction costs	197	753
Payment of lease liabilities	(884)	(950)
Net cash from financing activities	50,806	73,921

Exchange gain/(loss) on cash positions	2,231	(3,117)

Net increase (decrease) in cash and cash equivalents	(50,816)	1,461

Cash and cash equivalents at January 1	133,721	75,712

Cash and cash equivalents at September 30,	82,905	77,173

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Cumulative losses	Total shareholders' equity

At January 1, 2020	2,160	182,849	(130,870)	54,139
Net result	—	—	(41,197)	(41,197)
Remeasurement of net pension liabilities	—	—	(1,714)	(1,714)
Exchange differences on translating foreign operations	—	—	(18)	(18)
Total comprehensive income	—	—	(42,929)	(42,929)
Share-based compensation costs (1)	—	2,012	—	2,012
Issuance of new shares, net of transaction costs (2)	553	73,565	—	74,118
Exercise of stock options, net of transaction costs	26	727	—	753
At September 30, 2020	2,739	259,153	(173,799)	88,093

At January 1, 2021	2,915	299,479	(195,174)	107,220
Net result	—	—	(45,876)	(45,876)
Remeasurement of net pension liabilities	—	—	8,535	8,535
Exchange differences on translating foreign operations	—	—	3	3
Total comprehensive income	—	—	(37,338)	(37,338)
Share-based compensation costs (1)	—	2,854	—	2,854
Issuance of new shares, net of transaction costs (2)	300	51,193	—	51,493
Exercise of stock options, net of transaction costs	13	184	—	197
At September 30, 2021	3,228	353,710	(232,512)	124,426

(1) See note 5.8

(2) See note 5.6

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Explanatory notes to the condensed consolidated interim financial statements

1.       General Information

Molecular Partners AG ("Company'") and its subsidiary Molecular Partners Inc. (collectively "Molecular Partners", "Group") is a clinical stage biopharmaceutical company applying its pioneering DARPin® product candidates to treat serious diseases, with a current focus on infectious disease, oncology and ophthalmology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).

Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.

The unaudited condensed consolidated interim financial statements as of and for the three and nine month periods ended September 30, 2021, were approved for issuance by the Audit and Finance Committee on October 26, 2021.

On June 15, 2021 the Company announced the pricing of its initial public offering in the United States of 3,000,000 American Depositary Shares (“ADSs”) at a public offering price of $21.25 per ADS, for total gross proceeds of approximately $63.8 million. Each ADS represents one Molecular Partners ordinary share. Trading in the Company's ADSs on the Nasdaq Global Select Market takes place under the ticker symbol “MOLN' and started on June 16, 2021. The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014.

2.       Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2020. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.

The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.

The Group is monitoring the situation surrounding the COVID-19 pandemic and its potential impact on patients, the team, the partners and the business. During the three and nine month periods ended September 30, 2021 as well as of the reporting date there were no major disruptions to the operations. The Group continues to comply with all local and federal instructions as it relates to the safety of our employees, patients, and citizens.

The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.

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Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.

3.        New or Revised IFRS Standards and Interpretations

A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2021. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

4.        Critical Accounting estimates and judgment

The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The area involving a higher degree of judgment or complexity, or an area where assumptions and estimates are significant to the consolidated financial statements is revenue recognition.

5.       Other explanatory notes

5.1        Revenue

The Group assesses and estimates the progress of its projects with alliance partners at each reporting date. The Group applies the cost based method which recognizes revenue based on the ratio of the associated costs incurred to date and the total forecasted cost to satisfy the performance obligation.

During the three months ended September 30, 2020, the Group increased its estimate of the total future costs required to satisfy the performance obligation under the Amgen collaboration. This change in estimate affects the allocation of revenue over time and has no impact on the total amount recognized or to be recognized into revenue under the agreement with Amgen. This increase in the total estimated future costs resulted in a lower amount of recognized revenue for the three months periods ended September 30, 2020.

In October 2020, the Group entered into a contract with Novartis Pharma AG ("Novartis"), granting Novartis the exclusive option to in-license global rights in relation to drug candidates MP0420 and MP0423. Under the terms of the agreement, in 2020 the Group has received an upfront, non-refundable fee of CHF 20 million for the tech transfer and manufacturing of MP0420. The Group has equally committed to utilize up to the maximum amount of this upfront fee for the manufacturing of the commercial supply for MP0420. Any such amount which is paid for manufacturing performed by the Novartis Group is considered to be a consideration payable to a customer. Given the significant inter-dependencies between the upfront fee and the manufacturing activities, the manufacturing costs paid to the Novartis Group are to be offset against the upfront non-refundable fee from the contract ..

During the nine months ended September 30, 2021, costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420 in the amount of TCHF 11,483 have been offset against the upfront non-refundable fee (see note 5.4). For the three months ended September 30, 2021 the costs paid to Novartis amounted to TCHF 7,336.

Revenues in the table below are attributable to individual countries and are based on the location of the Group’s alliance partner.

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Revenues by country
in TCHF, for the nine months ended September 30	2021	2020

Revenues USA	7,555	7,799
Total revenues	7,555	7,799

Analysis of revenue by major alliance partner
in TCHF, for the nine months ended September 30	2021	2020

Amgen Inc., USA	7,555	7,799
Total revenues	7,555	7,799

Revenues by country
in TCHF, for the three months ended September 30	2021	2020

Revenues USA	3,527	283
Total revenues	3,527	283

Analysis of revenue by major alliance partner
in TCHF, for the three months ended September 30	2021	2020

Amgen Inc., USA	3,527	283
Total revenues	3,527	283

5.2        Other income

In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services during the nine months ended September 30, 2021 amounted to TCHF 395 and are presented as other income in the condensed consolidated interim statement of comprehensive loss. For the three month period ended September 30, 2021, the agency services amounted to TCHF 6.

5.3        Operating expenses

The increase in research and development expenses for the nine month period ended September 30, 2021, relative to the prior year comparable period is primarily driven by additional resources directed to our Covid-19 product candidates.

The decrease in research and development expenses for the three month period ended September 30, 2021, is primarily driven by a recharge of expenses directed to our Covid-19 product candidates that did not occur in the prior year period.

The increase in selling, general and administrative expenses for the three and nine month periods ended September 30, 2021, is linked to increased insurance costs associated with the Nasdaq listing as well as an increase in personnel costs and other corporate expenses.

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5.4        Contract liability

The table below presents the movement in the Group's contract liabilities during the nine months ended September 30, 2021:

in CHF thousands	Contract liability at December 31, 2020	Recognized as revenue	Offset of costs	Contract liability at September 30, 2021

Amgen	18,983	(7,555)	—	11,428
Novartis	19,904	—	(11,483)	8,421
FOPH-BAG	7,000	—	—	7,000
Total	45,887	(7,555)	(11,483)	26,849

For the nine month period ended September 30, 2021, an amount of TCHF 11,483 has been released to offset a corresponding amount of costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420, see also note 5.1. For the three month period ended September 30, 2021,this offset amounted to TCHF 7,336 and the amount of contractual liabilities related to our Amgen collaboration recognized as revenue was TCHF 3,527.

in CHF thousands	Current	Non-current	Contract liability

Amgen	10,316	1,112	11,428
Novartis	8,421	—	8,421
FOPH-BAG	7,000	—	7,000
Balance at September 30, 2021	25,737	1,112	26,849

5.5        Prepaid expenses and accrued income

As at September 30, 2021 the Group presents a prepayment of CHF 3.1 million related to the reservation of resins arising from the agreement with Novartis for the manufacturing of commercial supply for MP0420. Accordingly, the prepayment will be released to expense as the resins are received by Novartis and an offsetting reduction to the contractual liability will be recorded. The Group also presents a prepayment of CHF 3.2 million for Directors & Officers insurance following the Group's listing on the Nasdaq.

5.6        Issuances of equity securities

On June 15, 2021, the Company announced its initial public offering on the Nasdaq of an aggregate of 3,000,000 new ordinary shares, comprising 3,000,000 American Depositary Shares (“ADSs”) at a price of $21.25 per ADS. The total gross proceeds in the offering amounted to $63.8 million (CHF 58.8 million). After deducting transaction costs of CHF 7.3 million the Group reported net proceeds of CHF 51.2 million under additional paid in capital and CHF 0.3 million as increase of share capital on the consolidated statement of financial position as per September 30, 2021.

As of September 30, 2021 as a result of the issuance of new shares to support the initial public offering on the Nasdaq together with the exercise of employee stock options and the vesting of Performance Share Units ("PSUs" ) and Restricted Share Units ("RSUs") under the 2018 Plan (please see also note 5.8), the outstanding issued share capital of the Company amounted to CHF 3,228,180 divided into 32,281,803 fully paid registered shares.

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5.7        Dividends

The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.

5.8        Share-based compensation

As of September 30, 2021, 329,298 options were outstanding (December 31, 2020: 382,059 options) under all active option plans. As of September 30, 2021 and December 31, 2020 all options had vested .

As of September 30, 2021 a total of 549,305 PSUs and 95,635 RSUs were outstanding, of which none were vested (as of December 31, 2020 a total of 445,198 PSUs and 87,906 RSUs were outstanding, of which also none were vested). The movements in the number of share-based awards (options, RSUs and PSUs) outstanding during the nine month period ended September 30, 2021 is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2021	915,163	2.74	382,059	6.42	533,104	0.10

Granted	233,145	0.10	—	—	233,145	0.10
(Performance adjustment)[1]	(1,022)	0.10	—	—	(1,022)	0.10
(Forfeited)[2]	(38,237)	0.10	—	—	(38,237)	0.10
(Expired)	—	—	—	—	—	—
(Exercised options), vested PSU / RSU	(134,811)	1.47	(52,761)	3.60	(82,050)	0.10

Balance outstanding at September 30, 2021	974,238	2.39	329,298	6.87	644,940	0.10

The share-based compensation costs recognized during the nine months ended September 30, 2021 amounted to TCHF 2,854 (TCHF 2,012 for the nine months ended September 30, 2020). The share-based compensation costs recognized during the three months ended September 30, 2021 amounted to TCHF 1,001 (TCHF 749 for the three months ended September 30, 2020).

1 Performance adjustments indicate forfeitures due to non-market performance conditions not achieved

2 Forfeited due to service conditions not fulfilled

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5.9        Financial income and expense

Financial income

in CHF thousands, for the nine months ended September 30	2021	2020
Interest income on financial assets held at amortized cost	57	369
Net foreign exchange gain	2,147	—
Total	2,204	369

in CHF thousands, for the three months ended September 30	2021	2020
Interest income on financial assets held at amortized cost	40	36
Net foreign exchange gain	619	—
Total	659	36

Financial expense

in CHF thousands, for the nine months ended September 30	2021	2020
Net foreign exchange loss	—	(3,187)
Negative interest on financial assets held at amortized costs	(404)	—
Interest expense on leases	(40)	(13)
Other financial expenses	(6)	(114)
Total	(450)	(3,314)

in CHF thousands, for the three months ended September 30	2021	2020
Net foreign exchange loss	—	(1,265)
Negative interest on financial assets held at amortized costs	(116)	—
Interest expense on leases	(13)	(3)
Other financial expenses	(2)	(70)
Total	(131)	(1,338)

Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, GBP and in EUR, respectively.

5.10      Income taxes

The Company had tax loss carry-forwards in Switzerland of TCHF 157,900 as of December 31, 2020. No deferred tax assets have been recognized for these tax losses carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax assets were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) for the same reasons.

5.11      Other comprehensive result

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In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group adopted as its accounting policy to have independent actuaries to update the calculation of the defined benefit obligation and plan assets as at each interim reporting date. The significant components of the remeasurement in the nine months period ended September 30, 2021 relate to changes in demographic assumptions by adopting the new BVG / LPP 2020 tables for the first time, an increase in the discount rate, an adjustment for members who left the plan plus an improved performance of the plan's assets.

For the three month period ended September 30, 2021 the remeasurement of the net defined benefit obligation is largely driven by an adjustment for members who left the plan, an increase in the discount rate plus an improved performance of the plan assets.

5.12      Earnings per share

Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as own shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential ordinary shares. For the interim period ended September 30, 2021 and 2020 there are no dilutive effects.

for the nine months ended September 30	2021	2020
Weighted average number of shares used in computing basic and diluted loss per share	30,572,598	23,609,194

for the three months ended September 30	2021	2020
Weighted average number of shares used in computing basic and diluted loss per share	32,279,008	27,369,178

5.13      Related parties

The Group did not enter into any related party transactions in the interim periods presented.

5.14      Events after the balance sheet date

No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved by the Board of Directors that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

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